Exhibit 2

AMENDED AND RESTATED PLAN OF COMPLETE DISSOLUTION AND
LIQUIDATION OF CORPORATE REALTY INCOME FUND I, L.P.

     This Amended and Restated Plan of Complete Dissolution and Liquidation (the "Plan") is effective as of April 26, 2007 and is intended to accomplish the complete dissolution and liquidation of Corporate Realty Income Fund I, L.P., a Delaware limited partnership (the "Partnership"), in accordance with Section 17-801 and other applicable provisions of the Delaware Revised Uniform Limited Partnership Act ("DRULPA").

1. Approval and Adoption of Plan.

     This Plan became effective on February 9, 2007 when the holders of a majority of the total outstanding limited partnership interests in the Partnership adopted this Plan, including the dissolution of the Partnership and the sale of all or substantially all of the Partnership's assets in connection therewith, by written consent in lieu of a meeting of the Partners.

2. Dissolution and Liquidation Period.

     The steps set forth below shall be completed at such times as the General Partners, in their absolute discretion, deem necessary, appropriate or advisable. Without limiting the generality of the foregoing, the General Partners may delay the taking of any of the following steps until the Partnership has performed such actions as the General Partners determine to be necessary, appropriate or advisable for the Partnership to maximize the value of its assets upon liquidation; provided that such steps may not be delayed longer than is permitted by applicable law.

(a) The cessation of all of the Partnership's business activities and the withdrawal of the Partnership from any jurisdiction in which it is qualified to do business, except and insofar as necessary for the sale of its assets and for the proper winding up of the Partnership pursuant to Section 17-803 of the DRULPA;

(b) The negotiation and consummation of sales of all of the assets and properties of the Partnership, including the assumption by the purchaser or purchasers of any or all liabilities of the Partnership, insofar as the General Partners deem such sales to be necessary, appropriate or advisable;

(c) The transfer to an affiliate (the “Affiliate”) of the General Partners of the entire limited partnership interest of the Assignor Limited Partner upon payment by the Affiliate to the Partnership of the net value of the Partnership’s remaining properties and assets and any unsatisfied liabilities. The value of the Partnership’s remaining properties shall be the gross sales price set forth in signed purchase and sale agreements for such properties as detailed in the Partnership’s Proxy Statement to which this Plan was annexed as Annex A, less sales commissions and selling expenses. The value of any other remaining assets, including a contingency reserve, net of any remaining liabilities, expenses, and obligations, will be determined by the General Partners in their sole discretion. In making such determination as to the Contingent Assets (as defined in the Partnership’s Proxy Statement to which this Plan was annexed as Annex A), the General Partners will consider, among other criteria, the amount of the judgment or claim, the likelihood of obtaining a judgment, collection risks, and the costs of pursuing recovery. The General Partners have determined that the approximate combined value of all of the Contingent Assets, net of any liabilities, is $700,000;

(d) The payment, or the making of adequate provision for payment, of all claims made against the Partnership and not rejected, including all expenses of the sale of assets and of the dissolution and liquidation provided for by the Plan, and all claims that have not been made known to the Partnership or that have not arisen but are likely to arise or become known to the Partnership within 10 years after the date of dissolution, all in accordance with Section 17-804 of the DRULPA;

(e) The distribution of the remaining funds of the Partnership and the distribution of remaining unsold assets of the Partnership, if any, to its partners pursuant to Sections 4, 7 and 8 below; and

(f) The filing of a Certificate of Cancellation of the Partnership (the "Certificate of Cancellation") pursuant to Section 17-203 of the DRULPA specifying the date upon which the Certificate of Cancellation will become effective (the "Effective Date"), and the completion of all actions that may be necessary, appropriate or desirable to dissolve and terminate the existence of the Partnership.

     The adoption of the Plan by the holders of the Partnership's outstanding limited partnership interests constituted full and complete authority for the General Partners, without further Limited Partner action, to proceed with the dissolution and liquidation of the Partnership in accordance with any applicable provision of the DRULPA.

3. Authority of General Partners.

     After approval of the Plan, the General Partners shall continue in their positions for the purpose of winding up the affairs of the Partnership as contemplated by Delaware law. The General Partners may hire employees and retain independent contractors in connection with the winding up process, and are authorized to pay to the Partnership’s employees, or any of them, compensation or additional compensation above their regular compensation, in money or other property, in recognition of the extraordinary efforts they, or any of them, will be required to undertake, or actually undertake, in connection with the successful implementation of this Plan, provided that any such compensation shall be fair and reasonable with respect to the efforts extended by any recipient of such compensation. Adoption of this Plan by holders of a majority of the Partnership’s outstanding limited partnership interests constituted the approval of the General Partners’ authorization of the payment of any such compensation.

     The adoption of the Plan by the holders of the Partnership's outstanding limited partnership interests constituted full and complete authority for the General Partners, without further Limited Partner action, to do and perform any and all acts and to make, execute and deliver any and all agreements, conveyances, assignments, transfers, certificates and other documents of any kind and character that the General Partners deem necessary, appropriate or advisable: (i) to dissolve the Partnership in accordance with the laws of the State of Delaware and cause its withdrawal from all jurisdictions in which it is authorized to do business; (ii) to sell, dispose, convey, transfer and deliver the assets of the Partnership; (iii) to satisfy or provide for the satisfaction of the Partnership's obligations in accordance with Section 17-804 of the DRULPA; and (iv) to distribute all of the remaining funds of the Partnership and any unsold assets of the Partnership to the holders of the outstanding limited partnership interests in accordance with their respective percentage interests.

4. Conversion of Assets Into Cash or Other Distributable Form.

     The General Partners, employees and agents of the Partnership shall, as promptly as feasible, proceed to collect all sums due or owing to the Partnership, to sell and convert into cash any and all of its assets and, out of the assets of the Partnership, to pay, satisfy and discharge or make adequate provision for the payment, satisfaction and discharge of all debts and liabilities of the Partnership pursuant to Section 2 above, including all expenses of the sale of assets and of the dissolution and liquidation provided for by the Plan.

5. Professional Fees and Expenses.

     It is specifically contemplated that the General Partners may authorize the payment of a retainer fee to a law firm or law firms selected by the General Partners for legal fees and expenses of the Partnership, including, among other things, to cover any costs payable pursuant to the indemnification of the General Partners provided by the Partnership pursuant to its Agreement of Limited Partnership or the DRULPA or otherwise.

     In addition, in connection with and for the purpose of implementing and assuring completion of this Plan, the Partnership may, in the sole and absolute discretion of the General Partners, pay any brokerage, agency and other fees and expenses of persons rendering services to the Partnership in connection with the collection, sale, exchange or other disposition of the Partnership's property and assets and the implementation of this Plan.

6. Indemnification.

     The Partnership shall continue to indemnify its General Partners and Assignor Limited Partner in accordance with its Agreement of Limited Partnership, for actions taken in connection with this Plan and the winding up of the affairs of the Partnership. The General Partners, in their sole and absolute discretion, are authorized to obtain and maintain insurance as may be necessary, appropriate or advisable to cover the Partnership's obligations hereunder, including without limitation directors' and officers' liability coverage.

7. Partnership Subsidiaries.

     To facilitate and expedite the dissolution and liquidation of the Partnership and the distribution of liquidation proceeds to its partners, the Partnership may, but is not required to, form one or more subsidiaries to which the Partnership would transfer certain or all of its properties, other assets, and liabilities. In the event the Partnership is unable to sell such properties and assets and satisfy such liabilities in a timely manner, the Affiliate would purchase the subsidiaries’ equity interests for an amount equal to the net value of such properties, assets, and liabilities. The Partnership could then distribute its liquidation proceeds and terminate while the subsidiaries continue the liquidation process.

8. Liquidating Distributions.

     Liquidating distributions, in cash or in kind, shall be made from time to time after the adoption of the Plan to the holders of record, at the close of business on the date of adoption of the Plan as provided in Section 2 above, of outstanding limited partnership interests in accordance with their respective percentage interests, provided that in the opinion of the General Partners adequate provision has been made for the payment, satisfaction and discharge of all known, unascertained or contingent debts, obligations and liabilities of the Partnership (including costs and expenses incurred and anticipated to be incurred in connection with the sale of assets and complete liquidation of the Partnership). All determinations as to the time for and the amount and kind of liquidating distributions shall be made in the exercise of the absolute discretion of the General Partners and in accordance with Section 17-804 of the DRULPA. Distributions made pursuant to this Plan shall be treated as made in complete liquidation of the Partnership within the meaning of the Internal Revenue Code of 1986, as amended, and the regulations promulgated thereunder.

9. Amendment, Modification or Abandonment of Plan.

     If for any reason the General Partners determine that such action would be in the best interests of the Partnership, they may amend, modify or abandon the Plan and all action contemplated thereunder, notwithstanding Limited Partner approval of the Plan, to the extent permitted by the DRULPA; provided, however, that the Partnership will not amend or modify the Plan under circumstances that would require additional Limited Partner approval under the DRULPA and the federal securities laws without complying with the DRULPA and the federal securities laws. The Plan is specifically contingent upon the sale of the Partnership’s New York real property to a third party, the failure of which may require abandonment or material amendment of the Plan. Upon the abandonment of the Plan, the Plan shall be void.

10. Cancellation of Limited Partnership Interests.

     Following adoption of the Plan, the Partnership shall no longer permit or effect transfers of any of its limited partnership interests (except the limited partnership interests of the Assignor Limited Partner or its successor) or depositary units of limited partnership interests and such interests (except the limited partnership interests of the Assignor Limited Partner or its successor) and depositary units will be treated as no longer being outstanding upon declaration and tender of payment by the Partnership of a final liquidation distribution to the holders of the outstanding limited partnership interests and depositary units in the Partnership.

11. Filing of Tax Forms.

     The General Partners are authorized and directed, after the Effective Date, to execute and file such forms and reports with the Internal Revenue Service as may be necessary or appropriate in connection with this Plan and the carrying out thereof.